UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

 (Amendment No. 5)*

MAIR Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

560635104

(CUSIP Number)

Bryant R. Riley

c/o Riley Investment Management LLC

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA

310-966-1445

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.:  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560635104	13D	Page 2

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Riley Investment Partners Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Cayman Islands
Number of Shares	7	Sole Voting Power 902,304
Beneficially Owned by	8	Shared Voting Power -0-
Each Reporting	9	Sole Dispositive Power 902,304
Person With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 902,304
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.4%[1]
14	Type Of Reporting Person (See Instructions) PN

———————

1

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Riley Investment Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares	7	Sole Voting Power 902,304[1]
Beneficially Owned by	8	Shared Voting Power 79,277[2]
Each Reporting	9	Sole Dispositive Power 902,304[1]
Person With	10	Shared Dispositive Power 79,277[2]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 902,304[2]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 4.4%[3]
14	Type Of Reporting Person (See Instructions) IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 902,304 shares of Common Stock owned by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 79,277 shares of Common Stock owned by an investment advisory client of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 4

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) B. Riley & Co. Retirement Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization California
Number of Shares	7	Sole Voting Power 20,848
Beneficially Owned by	8	Shared Voting Power -0-
Each Reporting	9	Sole Dispositive Power 20,848
Person With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,848
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.1%[1]
14	Type Of Reporting Person (See Instructions) EP

———————

Because Riley Investment Management LLC has sole investment and voting power over 902,304 shares of Common Stock owned by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

CUSIP No. 560635104	13D	Page 5

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Bryant R. Riley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States Of America
Number of Shares	7	Sole Voting Power 923,152[1]
Beneficially Owned by	8	Shared Voting Power 79,277[2]
Each Reporting	9	Sole Dispositive Power 923,152[1]
Person With	10	Shared Dispositive Power 79,277[2]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 923,152[2]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 4.5%[3]
14	Type Of Reporting Person (See Instructions) IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 902,304 shares owned by Riley Investment Partners Master Fund, L.P.  Also includes 20,848 shares owned by B. Riley & Co. Retirement Trust.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 20,848 shares owned by B. Riley & Co. Retirement Trust.

Riley Investment Management LLC has shared voting and dispositive power over 79,277 shares of Common Stock owned by an investment advisory client of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 560635104	13D	Page 6

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 7

Item 4.

Purpose of the Transaction

Item 4 as previously filed is amended to add the following information:

On February 9, 2007, RIP and RIM and the Issuer entered into the letter agreement (the “Letter Agreement”).  Under the Letter Agreement, the Issuer agreed that it would, within three business days of the date of the letter, expand the size of its Board of Directors to eight members and appoint John Ahn as a director as well as a member of the Nominating Committee of the Board.  The Issuer also agreed that the for the next vacancy on the Board, the Board would work with Mr. Ahn to appoint a director to fill the vacancy who is mutually acceptable to Mr. Ahn and all other Board members.  RIP and RIM agreed that it would cancel and withdraw its demand for a special meeting of MAIR’s shareholders effective as of the date Mr. Ahn is appointed to the Board and Nominating Committee.  A copy of the Letter Agreement is attached as Exhibit A and the foregoing description is qualified in its entirety by the Letter Agreement.

Item 5.

Interest in Securities of the Issuer

Item 5 as previously filed is hereby amended to add the following:

(c)

The Reporting Persons have not effected any transactions in Common Stock since their previous Schedule 13D amendment.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 as previously filed is hereby amended to add the following:

On February 9, 2007, RIP and RIM and the Issuer entered into the Letter Agreement.  See Item 4 for a description of the Agreement.  A copy of the Letter Agreement is attached as Exhibit A and this description is qualified in its entirety by the Agreement.

Item 7.

Material to be filed as Exhibits

Exhibit  A

Letter, dated February 9, 2007, from the Issuer to RIP and RIM.

CUSIP No. 560635104	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2007

Riley Investment Partners Master Fund, L.P
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 560635104	13D	Page 9

EXHIBIT A

[MAIR LETTERHEAD]

February 9, 2007

Riley Investment Partners Master Fund, L.P.

Riley Investment Management LLC

11000 Santa Monica Boulevard

Suite 810

Los Angeles, CA 90025

Re:

MAIR Holdings, Inc. Board of Directors

Ladies and Gentlemen:

This letter is in response to your letter, dated January 12, 2006 (the “Special Meeting Notice”), addressed to MAIR Holdings, Inc. ( “MAIR”), demanding that MAIR call a special meeting of its shareholders and is intended to reflect our recent discussions.

MAIR agrees that its Board of Directors (the “Board”) will act within the next three business days to expand the size of the Board from seven members to eight members and that John Ahn will be appointed to the Board to fill the newly created vacancy.  In addition, John Ahn will be appointed to the Nominating Committee of the Board.

MAIR agrees that for the first, next vacancy created on the Board (whether by the resignation of a director or otherwise), the Board will work with Mr. Ahn to appoint a director to fill the vacancy who is mutually acceptable to Mr. Ahn and all other Board members.

By your execution of this letter, you agree that your demand for a special meeting of MAIR’s shareholders and related matters as set forth in the Special Meeting Notice is cancelled and withdrawn effective as of the date John Ahn is appointed to the Board and the Nominating Committee.  You agree to waive any failure to call a special meeting in the next three business days.  MAIR acknowledges that you maintain your right to submit a new demand in the future and otherwise exercise your rights as shareholders.

Regards,

MAIR Holdings, Inc.

/s/ Paul Foley

Paul Foley, CEO

Accepted and agreed to:

RILEY INVESTMENT MANAGEMENT, LLC

By: /s/ John Ahn

 John Ahn, Principal

CUSIP No. 560635104	13D	Page 10

RILEY INVESTMENT PARTNERS MASTER FUND, L.P.

By: Riley Investment Management, LLC, its

General Partner

By: /s/ John Ahn

 John Ahn, Principal